

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 15, 2014

<u>Via E-mail</u>
Martin Goetzeler
Chief Executive Officer
AIXTRON SE
Kaiserstr. 98
52134 Herzogenrath
Federal Republic of Germany

> **Re: AIXTRON SE**
> **Form 20-F for the fiscal year ended December 31, 2013**
> **Filed February 25, 2014**
> **File No. 000-51196**

Dear Mr. Goetzeler:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for the fiscal year ended December 31, 2013</u>

<u>Item 5. Operating and Financial Review and Prospects, page 23</u>

1.   We reference the disclosure that in 2013 the total number of employees decreased by 20% from the end of 2012, which was mainly attributable to global staff reductions in the course of the 5-Point-Program to reduce your cost base and return to profitability.   With a view toward clarified disclosure in future filings, please describe to us:

- The total expense you expect to incur under the restructuring effort, including the amount incurred in 2013 in total and by significant component.
- Whether the restructuring plan was complete by December 31, 2013, or if not complete, the nature, timing and expected costs to complete the plan.
- How you accounted for the costs incurred under IFRS.

2.   As a related matter, please tell us how your disclosure about the restructuring plan considers the guidance from the question under SAB Topic 5-P.4. Under that guidance, the expected effects on future earnings and cash flows resulting from a restructuring plan (for example, reduced depreciation, reduced employee expense, etc.) should be quantified and disclosed, along with the initial period in which those effects are expected to be realized. This includes whether the cost savings are expected to be offset by anticipated increases in other expenses or reduced revenues. This discussion should identify the income statement line items to be impacted and, in later periods, address whether anticipated savings were achieved.

A.   Operating Results: 2011-2013, page 24

3.   We see from Note 24 on page F-34 of the consolidated financial statements that your warranty provision increased from EUR $6.2 million at January 1, 2013 to EUR $12.6 million at December 31, 2013.   Please tell us the reasons for the significant increase in the warranty provision.

Development of Revenues, page 25

4.   We note your disclosure in the first paragraph on page 25 that there was "significantly lower demand" for your metal-organic chemical vapor deposition equipment in 2013 and that lower demand resulted in lower pricing for your products. However, you do not appear to quantify the effects of each factor on the decline in your revenue. Please tell us, and revise future filings as appropriate to quantify, the relative effect of those factors on your MOCVD equipment. We also note your disclosure in the second paragraph on this page that your atomic layer deposition equipment accounts for the second largest portion of your total equipment revenue. Please tell us and revise future filings to disclose the contribution of those products to your revenue and describe the extent to which changes in revenue from those products were affected by changes in prices or changes in volume. Refer to Item 5.A.1 of Form 20-F.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead at (202) 551-3664, Gary Todd at (202) 551-3605 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Jay Mumford at (202) 551-3637 with any other questions.

Sincerely,

/s/Gary Todd for

Brian Cascio
Accounting Branch Chief